Exhibit 99.1

Daqo New Energy Announces Expansion Plan to Increase Production Capacity to 65,000 MT by 2020

CHONGQING, China, May 8, 2018 -- Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its Phase 4A expansion plan which will increase its annual polysilicon production capacity by 35,000 MT to a total of 65,000 MT by the first quarter of 2020.

The Phase 4A expansion plan calls for the construction of a new manufacturing facility adjacent to the Company’s existing facilities in Shihezi, Xinjiang Uygur Autonomous Region in China. The design, construction and installation of the new facility is scheduled to commence in May 2018 with pilot production expected to begin in the fourth quarter of 2019 before ramping up to full 35,000 MT annual production capacity in the first quarter of 2020. The capital expenditures for the expansion project is estimated to be approximately RMB3.2 billion, which will be financed by the Company’s cash, cash flow from operations, bank loans, bonds, prepayments and other sources. Phase 4A compliments Phase 3B of the Company’s capacity expansion which will increase the total annual production capacity from 18,000 MT to 30,000 MT by 2019. The pace of construction of Phase 3B was accelerated during the first quarter of 2018 and is now expected to be completed and begin pilot production by the end of 2018 before ramping up to full production capacity during the first quarter of 2019.

Mr. Longgen Zhang, Chief Executive Officer of Daqo New Energy, commented, “The entirety of our Phase 4 expansion plan will expand its manufacturing capacity by a total of 70,000 MT over two phases, Phase 4A and 4B, which will each consist of 35,000 MT of expanded manufacturing capacity. Phase 4A is an important milestone in our long-term expansion plan to meet customer’s surging demand and urgent needs for ultra-high purity polysilicon. We produced 20,200 MT of polysilicon in 2017, representing a 12.2% increase compared with our nameplate capacity of 18,000 MT. As Phase 3B of our expansion plan enters the final stages, we have strategically planned to add an additional 35,000 MT of annual manufacturing capacity by 2020, which will increase our total production capacity to 65,000 MT. This new facility will feature state-of-the-art equipment and technology and produce ultra-high purity mono-crystalline-grade polysilicon, which is in strong demand and only a very few Chinese producers have the capability to produce. Furthermore, this additional capacity will improve manufacturing efficiency and is expected to further reduce costs by approximately US$1.70 per kilogram from current levels. With capital expenditures for this facility expected to be at around US$14.0-15.0 per kilogram, we believe that this investment will yield long-term sustainable results for our shareholders. We will continue to focus on serving our customers with high quality products, improving polysilicon purity and further reduce costs to strengthen our manufacturing leadership in the industry.”

ABOUT DAQO NEW ENERGY CORP.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon and solar wafers. Daqo primarily sells its products to solar cell and solar module manufacturers across the globe and is also a leading supplier of ultra-high-quality polysilicon for the production of high-efficiency mono-crystalline solar products.  Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang Province currently has annual polysilicon production capacity of 18,000 metric tons, and the Company is undergoing capacity expansion to reach annual polysilicon production capacity of 30,000 metric tons by the end of 2018. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

SOURCE: Daqo New Energy Corp.

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

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